                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549


                                   FORM 11-K



(Mark One)

             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
X            SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                                       OR

             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________to______________

Commission file number 1-3950


                            FORD CREDIT SAVINGS PLAN



                            (Full title of the plan)



                               FORD MOTOR COMPANY
                               The American Road
                            Dearborn, Michigan 48121


                     (Name of issuer of the securities held
                    pursuant to the plan and the address of
                        its principal executive office)

REQUIRED INFORMATION

Financial Statements

Statement of Net Assets Available for Plan Benefits as of December 31, 1994 and 1993.

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1994.

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1994.

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1994.


EXHIBIT

DESIGNATION                     DESCRIPTION                    METHOD OF FILING
- -----------                     -----------                    ----------------
Exhibit A                       Consent of Coopers             Filed with this
                                & Lybrand, L.L.P.              Report.



                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Credit Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                                  FORD CREDIT SAVINGS PLAN



                                                  By: /s/ S. K. Gabe
                                                  S. K. Gabe, Plan Administrator




June 29, 1995

                                                                      EXHIBIT A

Consent of Independent Accountants

Ford Motor Company
Ford Motor Credit Company
Dearborn, Michigan

Re:  Ford Credit Savings Plan Registration Statement

We consent to the incorporation by reference in the registration statements of Ford Motor Company on Form S-8 (File No. 33-54304) of our report dated June 26, 1995 on our audits of the financial statements and financial statement schedules of the Ford Credit Savings Plan as of December 31, 1994 and for the period from January 1, 1994 to December 31, 1994 to the Board of Directors of Ford Motor Company and Ford Motor Credit Company which is included in this Annual Report on Form 11-K.



/s/ Coopers & Lybrand L.L.P.

400 Renaissance Center
Detroit, Michigan  48243
June 28, 1995

                            FORD CREDIT SAVINGS PLAN

                         INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                                                           PAGES
                                                                           -----
Report of Independent Accountants                                            2

Financial Statements:

  Statement of Net Assets Available for Plan
    Benefits as of December 31, 1994 and 1993.                               3

  Statement of Changes in Net Assets Available
    for Plan Benefits for the year ended December 31, 1994.                  5

  Notes to Financial Statements                                              6

Supplemental Schedules:

  Schedule I - Item 27a - Schedule of Assets
    Held for Investment Purposes as of
    December 31, 1994                                                       11

  Schedule II - Item 27d - Schedule of Reportable
    Transactions for the Year Ended December 31, 1994                       12

REPORT OF INDEPENDENT ACCOUNTANTS

To the Boards of Directors of
Ford Motor Company and
Ford Motor Credit Company:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Ford Credit Savings Plan as of December 31, 1994 and 1993, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ford Credit Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Credit Savings Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The Fund information in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets and changes in net assets for each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Coopers & Lybrand L.L.P.

Detroit, Michigan
June 26, 1995

FORD CREDIT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS as of December 31, 1994



                                                                                                        INTER-
                                 FORD                                               GROWTH             MEDIATE
                                STOCK              INCOME          MAGELLAN         COMPANY              BOND
                                 FUND               FUNDS            FUND            FUND                FUND
                            ---------------    ---------------   ---------------   --------------   --------------
Assets:
  Loan funds receivable
  Investments (at fair
  value):
    Money market

    Corporate stock         $ 138,044,343

    Registered Investment
        Co.                                                      $ 19,171,429      $ 11,295,485     $ 6,476,169

Deposits with bank and
        insurance
        companies under
        group contracts                        $ 22,657,169

                            -------------      ------------      ------------      ------------     -----------
Total assets                $ 138,044,343      $ 22,657,169      $ 19,171,429      $ 11,295,485     $ 6,476,169
                            =============      ============      ============      ============     ===========
Plan equity/net assets
       available for plan
       benefits             $ 138,044,343      $ 22,657,169      $ 19,171,429      $ 11,295,485     $ 6,476,169
                            =============      ============      ============      ============     ===========


                               RETIREMENT          U. S.
                                 MONEY             EQUITY             LOAN            OVERSEAS
                                 MARKET          INDEX POOL           FUND              FUND            TOTAL
                             --------------    --------------    --------------    --------------   ---------------
Assets:                                                          $ 6,578,103                        $    6,578,103
  Loan funds receivable
  Investments (at fair
  value):
    Money market             $  11,403,713                                                              11,403,713

    Corporate stock                                                                                    138,044,343

    Registered Investment
         Co.                                  $  14,161,113                        $  2,393,731         53,497,927

Deposits with bank and
         insurance
         companies under
         group contracts                                                                                22,657,169

                             -------------    -------------      ------------      ------------     --------------
Total assets                 $  11,403,713    $  14,161,113      $  6,578,103      $  2,393,731     $  232,181,255
                             =============    =============      ============      ============     ==============

Plan equity/net assets
       available for plan
        benefits             $  11,403,713    $  14,161,113      $  6,578,103      $  2,393,731     $  232,181,255
                             =============    =============      ============      ============     ==============

The accompanying notes are an integral part of the financial statements.

FORD CREDIT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS as of December 31, 1993



                     FORD                                   GROWTH    INTERMEDIATE   RETIREMENT  U. S.
                     STOCK         INCOME     MAGELLAN      COMPANY       BOND         MONEY     EQUITY        LOAN
                     FUND          FUNDS       FUND          FUND         FUND        MARKET   INDEX POOL      FUND        TOTAL
                  ------------  ----------- -----------  -----------  ----------  ----------  ----------  ----------    ------------
Assets:
 Loan funds
  receivable                                                                                             $5,218,687    $  5,218,687
 Investments
  (at fair
  value):
    Money market                                                                 $9,928,578                               9,928,578
    Corporate
     stock          $132,868,820                                                                                        132,868,820

    Registered
     Investment Co.                          $17,954,384 $10,819,029 $7,203,638              $14,579,319                 50,556,370
    Deposits with
     bank and
     insurance
     companies
     under group
     contracts                   $26,152,559                                                                             26,152,559
                    ------------ ----------- ----------- ----------- ----------  ----------  ----------  ----------    ------------
    Total assets    $132,868,820 $26,152,559 $17,954,384 $10,819,029 $7,203,638  $9,928,578  $14,579,319 $5,218,687    $224,725,014
                    ============ =========== =========== =========== ==========  ==========  =========== ==========    ============
Plan equity/net
    assets
    available
    for plan
    benefits        $132,868,820 $26,152,559 $17,954,384 $10,819,029 $7,203,638  $9,928,578  $14,579,319 $5,218,687    $224,725,014
                    ============ =========== =========== =========== ==========  ==========  =========== ==========    ============

 The accompanying notes are an integral part of the financial statements.

FORD CREDIT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year ended December 31, 1994

                                  FORD                                     GROWTH     INTERMEDIATE   RETIREMENT        U. S.
                                  STOCK         INCOME       MAGELLAN      COMPANY        BOND          MONEY         EQUITY
                                  FUND          FUNDS          FUND         FUND          FUND          MARKET      INDEX POOL
                                  ----          ------       --------      -------    ------------   ----------     ----------
Interest and dividend
   income                     $  1,228,597   $ 1,570,690   $   710,174   $   447,139   $  474,705    $   419,666

Net appreciation (deprec-
      iation) in fair value
      of investments           (15,397,688)                 (1,020,811)     (685,764)    (618,470)                 $   175,897

Loan repayment                     915,679        42,407       410,936       233,851      124,544        132,740       228,258
(principal)

Loan repayment (interest)          162,023         5,851        68,758        34,895       21,220         25,170        32,867

Loan funds transferred
      (out) in                  (1,653,078)                   (525,217)     (256,225)    (228,767)      (483,168)     (326,593)

Contributions:
    Employees                    8,328,638       759,980     3,556,221     2,226,746    1,089,147        524,521     1,036,273
    Company matching             8,467,719

Withdrawal of participants'
      accounts                  (3,936,919)     (479,038)     (486,574)     (219,013)    (226,113)      (878,852)     (241,646)

Net transfers between
      funds                      7,060,552    (5,395,280)   (1,496,442)   (1,305,173)  (1,363,735)     1,735,058    (1,323,262)
                              ------------   -----------   -----------   -----------   ----------    -----------   -----------
      Net increase
          (decrease) in
          plan equity for
          the period             5,175,523    (3,495,390)    1,217,045       476,456     (727,469)     1,475,135      (418,206)

Plan equity,  beginning
      of year                  132,868,820    26,152,559    17,954,384    10,819,029    7,203,638      9,928,578    14,579,319
                              ------------   -----------   -----------   -----------   ----------    -----------   -----------
      Plan equity, end of
          year                $138,044,343   $22,657,169   $19,171,429   $11,295,485   $6,476,169    $11,403,713   $14,161,113
                              ============   ===========   ===========   ===========   ==========    ===========   ===========


                                  LOAN           OVERSEAS
                                  FUND             FUND          TOTAL
                                  ----           --------        -----
Interest and dividend
   income                                           40,693    $  4,891,664

Net appreciation (deprec-
      iation) in fair value
      of investments                              (102,647)    (17,649,483)

Loan repayment                 $(2,122,376)         33,961           -
(principal)

Loan repayment (interest)                            5,727         356,511

Loan funds transferred
      (out) in                   3,517,100         (44,052)          -

Contributions:
    Employees                          155         393,233      17,914,914
    Company matching                                             8,467,719

Withdrawal of participants'
      accounts                     (35,463)        (21,466)     (6,525,084)

Net transfers between
      funds                                      2,088,282           -
                               -----------     -----------    ------------
      Net increase
          (decrease) in
          plan equity for
          the period             1,359,416       2,393,731       7,456,241

Plan equity,  beginning
      of year                    5,218,687                     223,725,014
                               -----------     -----------    ------------
      Plan equity, end of
          year                 $ 6,578,103     $ 2,393,731    $232,181,255
                               ===========     ===========    ============

The accompanying notes are an integral part of the financial statements

FORD CREDIT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES:

   a. INVESTMENTS: The investment in the Ford Stock Fund, representing shares of Ford Motor Company Common Stock ("Company Stock") and other interests, and the investments in all other funds except the Income fund are valued on the basis of established year-end market prices. Investments in the Income Fund are at cost which approximates market.

   b. CONTRIBUTIONS: Contributions to the Ford Credit Savings Plan (the "Plan") from employees and from Ford Motor Credit Company (the "Company" or "Ford Credit") are recorded in the period that payroll deductions are made from plan participants.

   c. OTHER: Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on identified cost.

        Dividend income is recorded on the ex-dividend date; income from other investments is recorded as earned.

        The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        The costs of administering the Plan are being absorbed by Ford Credit.

2. DESCRIPTION OF THE PLAN:

   The Plan became effective July 1, 1993. At that date, assets relating to employees of Ford Credit, who previously participated in the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees ("SSIP"), were transferred into the Plan.

   Following is a brief description of the Plan. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

   a. TYPE AND PURPOSE OF THE PLAN: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of Ford Motor Company. The Plan includes provisions for voting shares of Company Stock.

   b. ELIGIBILITY: With certain exceptions, regular full-time salaried employees having at least 12 months of continuous service are eligible to participate in the Plan. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary.

   c. CONTRIBUTIONS: The Plan has both before-tax and after-tax savings components. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in base salary up to 15 percent with a corresponding contribution, defined below, made to the Plan by the Company on their behalf. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10 percent of their base salaries to the regular savings feature of the Plan on an after-tax basis. The investment programs are the same for all savings contributions.

        All of the Company matching contributions are invested in shares of Ford Motor Company Stock.

        For the period from July 1, 1993 to December 31, 1993, the Company matched 100 percent of each dollar contributed up to 3 percent of contributing participants' base salaries. Effective January 1, 1994, the Company increased its matching percentage to 100 percent of each dollar contributed up to 4 percent of the participants' base salary. For both periods, in addition to the 100 percent match, the Company matched 50 percent of the next 4 percent of the contributing participants base salaries.

   d. TRANSFER OF ASSETS: The Plan permits the transfer of assets among investment elections, with certain restrictions related to transfers from the Income Funds, as mentioned below.

   e. INVESTMENT PROGRAMS AND PARTICIPATION: Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the approximate number of participants in each program in December 1994 and 1993 were as follows:

                                               1994    1993
                                               ----    ----
Ford Stock Fund                               6,200    6,200
Fidelity Retirement Money Market Portfolio    1,200    1,200
Income Fund                                   4,200    4,000
Fidelity Intermediate Bond Fund               1,700    1,800
Fidelity U. S. Equity Index Commingled Pool   1,900    2,100
Fidelity Magellan Fund                        3,600    3,700
Fidelity Growth Company Fund                  2,700    2,800
Fidelity Overseas Fund                          600        -

At December 31, 1994 and 1993, approximately 6,200 participants had assets in the Plan.

   d. INVESTMENT PROGRAMS AND PARTICIPATION, CONTINUED: Participants may elect to contribute to an Income Fund placed with an insurance company or bank. The insurance company or bank agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Income Fund may not be transferred to other funds until the contract expires. Contributions to the Income Fund in 1994 were placed with Prudential Insurance Company of America ("Prudential") at an annual effective interest rate of 4.94 percent. Contributions to the Income Fund in 1993 were placed with Lehman Government Securities, Inc. at an annual effective interest rate of 5.49 percent. Contributions to the Income Fund in 1992 were placed with Prudential at an annual effective interest rate of 7.03 percent. The Income Fund in 1991 was placed two-thirds with Prudential and one-third with Metropolitan Life Insurance Company at an annual effective interest rate of 8.30 percent. Effective June 30, 1994, assets in the Income Fund for 1991 were transferred to other investment programs including the Income Fund for 1994 based on participants' elections. Contributions to the Income Fund during 1995 will be placed with John Hancock Mutual Life Insurance Co., at an annual effective interest rate of 8.07 percent. Participants may not take out a participant loan against money in the Income Fund. Participants in the Income Fund may not withdraw from this fund before expiration of contract unless the participant is no longer employed by Ford Credit.

        Investment details as of December 31, 1994 are set forth in the Supplemental Schedule, Item 27a - Schedule of Assets Held for Investment Purposes.

   e. VESTING AND DISTRIBUTIONS: Before-tax assets, after-tax assets and assets resulting from Company matching contributions (Company Stock and related dividend earnings) are accumulated in annual "classes."

        Effective July 1, 1993, Company matching contributions vest 25 percent after 2 years of plan service and an additional 25 percent after the completion of each of the subsequent 3 years of plan service. Upon completion of 5 years of service, all assets attributable to Company matching contributions held in participants' accounts and all future contributions vest when made.

        Before-tax assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship. Participants may borrow from their before-tax accounts within the limits imposed by the Plan. Monthly loan interest rates are based on the prime rate quoted by The Wall Street Journal.

3.  FORFEITURES:

    The Plan permits the Company to use the value of Company Stock forfeited from participants' accounts to pay certain plan administration expenses and, to the extent not used to pay such expenses, to reduce the Company's contributions to the Plan. To the extent that forfeited shares are not available to pay certain administrative expenses, the Company pays such expenses directly. For the periods January 1, 1994 through December 31, 1994 and July 1, 1993 through December 31, 1993, participant forfeitures amounted to approximately $24,000 and $4,500, respectively. The forfeitures have not been applied to the administrative expenses of the plan.

4.  TAX STATUS:

    In connection with the adoption of the Plan in 1993, the Internal Revenue Service ("IRS") has not issued a determination letter holding that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code as of December 31, 1994. The Company submitted the Plan to the IRS for determination in December 1994 and expects a favorable ruling. Therefore, Company management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.  PLAN TERMINATION:

    The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Common Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon.

6.  ASSET VALUE PER FUND UNIT:

    The number of units, and the asset value per unit, in the Plan's investments at December 31, 1994 and 1993 are as follows:

                                   DECEMBER 31, 1994                       DECEMBER 31, 1993
                               -------------------------              --------------------------
                               NUMBER            ASSET                NUMBER             ASSET
                                 OF              VALUE                  OF               VALUE
                               UNITS            PER UNIT              UNITS             PER UNIT
                               ------           --------              ------            --------
Ford Stock Fund                12,391,772       $ 11.14               10,612,526        $ 12.52
Income Funds                   26,572,169          1.00               26,152,559           1.00
Magellan Fund                     286,997         66.80                  253,414          70.85
Growth Company Fund               414,361         27.26                  372,300          29.06
Intermediate Bond Fund            658,817          9.83                  668,241          10.78
Retirement Money Market        11,403,713          1.00                9,928,578           1.00
U.S. Equity Index Pool          1,182,063         11.98                1,233,444          11.82
Overseas Fund                      87,682         27.30                   -                -





FORD CREDIT SAVINGS PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1994

                                                                         (C)
                      (B)                                     DESCRIPTION OF INVESTMENT,
              IDENTITY OF ISSUER,                             INCLUDING MATURITY DATE,                                   (E)
               BORROWER, LESSOR                             RATE OF INTEREST, COLLATERAL,                (D)           CURRENT
               OR SIMILAR PARTY                                PAR OR MATURITY VALUE                     COST           VALUE
 ----------------------------------------------    ---------------------------------------------     -------------   -------------
 Income Funds:
    The Prudential Insurance Company of America    6/30/97 maturity, 4.94 percent interest rate      $   4,343,675   $   4,343,675
    Lehman Government Securities, Inc.             7/1/96 maturity, 5.49 percent interest rate           7,291,807       7,291,807
    The Prudential Insurance Company of America    6/30/95 maturity, 7.03 percent interest rate         11,021,687      11,021,687

  Equity Funds:
    Fidelity Investments                           Ford Stock Fund, 12,391,772 shares                  143,695,610     138,044,343
                                                                                                                 0
    Fidelity Investments                           Magellan Fund, 286,997 shares                        20,616,430      19,171,429
    Fidelity Investments                           U. S. Equity Index Pool, 1,182,063 shares            13,429,396      14,161,113
    Fidelity Investments                           Growth Company Fund, 414,361 shares                  12,280,787      11,295,485
    Fidelity Investments                           Overseas Fund, 87,682 shares                          2,496,194       2,393,731

  Bond Funds:
    Fidelity Investments                           Intermediate Bond Fund, 658,817 shares                7,048,177       6,476,169

  Cash equivalents:
    Fidelity Investments                           Retirement Money Market, 11,403,713 shares           11,403,713      11,403,713

  Loans:
    Plan Participant                               Participants Loans, interest rates varying
                                                   from
                                                          6.0 to 8.5 percent.                                            6,578,103


 Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York
        Stock Exchange Transactions listing as of the last trading day of 1994. Current values also include interest and dividends receivable.

FORD CREDIT SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1994

                                                                                                                         REALIZED
 IDENTITY OF                                                             PURCHASE     TOTAL       NUMBER OF     NUMBER   GAIN OR
PARTY INVOLVED                       DESCRIPTION OF ASSET                  PRICE      SALES       PURCHASES    OF SALES    LOSS
- --------------                       --------------------                --------     ------     ----------    --------  --------
                              Any single transaction with plan
 REPORTABLE CRITERION I:      year that involves more than five
                              percent of the current value of
                              plan assets (Notes A and B).

                              Not applicable.

 REPORTABLE CRITERION II:     Any series of transactions in
                              other than securities within the
                              plan year with or in conjunction
                              with the same person that, when
                              aggregated, involves more than five
                              percent of current value of plan assets.

                              Same as Reportable Criterion III

 REPORTABLE CRITERION III     Any series of transactions within the
                              plan year with respect to securities of
                              the same issue that, when aggregated,
                              involves more than five percent of the
                              current value of plan assets (Note C).

                              Fidelity Investments:
                                Magellan                                $ 8,010,984   $  5,773,045    251      247       $ (292,622)

                                Retirement Money Market                  15,759,290     14,284,155    250      244            -
                                Ford Stock Fund                          37,889,906     17,317,091    252      252        3,738,817


 REPORTING CRITERION IV:      Any transaction within the plan year
                              with respect to securities with or in
                              conjunction with the same person
                              with whom any prior or subsequent
                              single five percent security transaction
                              within the plan year took place.

                              None.



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